Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer (as defined below) is made solely by the Offer to Purchase, dated May 20, 2024, and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The information contained or referred to therein is incorporated herein by reference. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. If the Company (as defined below) becomes aware of any such jurisdiction where the making of the Offer or the acceptance of shares pursuant to the Offer is not in compliance with applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the stockholders residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase by

Coca-Cola Consolidated, Inc.

of

Shares of its Common Stock for an Aggregate Purchase Price

of Not More Than $2,000 Million

at a Per Share Purchase Price Not Less Than $850 Per Share

Nor Greater Than $925 Per Share

Coca-Cola Consolidated, Inc., a Delaware corporation (the “Company”), is offering to purchase for cash shares of its Common Stock, par value $1.00 per share (the “Common Stock”), pursuant to (i) auction tenders at prices specified by the tendering stockholders of not less than $850 nor greater than $925 per share (“Auction Tenders”) or (ii) purchase price tenders (“Purchase Price Tenders”), in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated May 20, 2024 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”).

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 18, 2024, UNLESS THE OFFER IS EXTENDED OR TERMINATED (SUCH TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”).

The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to the completion of the financing to fund the Offer and other conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

The Company’s Board of Directors has authorized the Offer. However, none of the Company, the Company’s Board of Directors, the Depositary (as defined below) or the Information Agent (as defined below) makes any recommendation to the Company’s stockholders as to whether to tender or refrain from tendering their shares or as to the price or prices at which stockholders may choose to tender their shares. The Company has not authorized any person to make any such recommendation. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which their shares should be tendered. In doing so, stockholders should read carefully the information contained in, or incorporated by reference in, the Offer to Purchase and in the related Letter of Transmittal, including the purpose and effects of the Offer. Stockholders are urged to discuss their decision with their tax advisors, financial advisors and/or brokers.

The Company’s Board of Directors believes that the Offer represents a prudent use of the Company’s financial resources in light of its business profile, financial condition and capital structure. As of March 29, 2024, the Company had net working capital of $797.0 million and $599.3 million in long-term debt. The primary purpose of the Offer is to return cash to the Company’s stockholders by providing them with the opportunity to tender all or a portion of their shares and, thereby, receive a return of all or a portion of their investment if they so elect. In addition, the Offer also provides stockholders with an opportunity to obtain liquidity with respect to all or a portion of their shares, without potential disruption to the share price and the usual transaction costs associated with open market sales.

In accordance with the instructions to the Letter of Transmittal, stockholders desiring to tender shares must specify (1) whether shares are tendered pursuant to an Auction Tender or a Purchase Price Tender and (2) if an Auction Tender is made, the price, not less than $850 nor greater than $925 per share (in increments of $2.50), at which they are willing to tender their shares to the Company in the Offer. After the Expiration Time, the Company will, upon the terms and subject to the conditions of the Offer, determine a single price per share (the “Purchase Price”), which will be not less than $850 and not more than $925 per share, that it will pay for shares of the Company’s Common Stock validly tendered in the Offer and not validly withdrawn prior to the Expiration Time, taking into account the number of shares tendered pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by stockholders tendering shares pursuant to Auction Tenders. Shares tendered pursuant to Purchase Price Tenders will be deemed to have been tendered at a price of $850 per share (which is the minimum price per share under the Offer) for purposes of determining the Purchase Price. The Purchase Price will be the lowest price per share of not less than $850 and not more than $925 per share that will enable the Company to purchase the maximum number of shares validly tendered pursuant to the Offer and not withdrawn having an aggregate purchase price not exceeding $2,000 million. Shares validly tendered pursuant to an Auction Tender will not be purchased if the Purchase Price determined by the Company for the shares is less than the price selected by the stockholder. All shares purchased in the Offer will be purchased at the same Purchase Price regardless of whether the stockholder tendered at a lower price.

As of May 17, 2024, there were 8,368,993 issued and outstanding shares of Common Stock and 1,004,696 issued and outstanding shares of Class B Common Stock. Assuming that the Offer is fully subscribed, if the Purchase Price is determined to be $850 per share, the minimum potential Purchase Price under the Offer, the number of shares that will be purchased under the Offer is 2,352,941. Assuming that the Offer is fully subscribed, if the Purchase Price is determined to be $925 per share, the maximum potential Purchase Price under the Offer, the number of shares that will be purchased under the Offer is 2,162,162. Assuming that the Offer is fully subscribed, the maximum of 2,352,941 shares that the Company is offering to purchase under the Offer represents approximately 28.1% of the total number of shares of Common Stock issued and outstanding as of May 17, 2024 (assuming no conversion of outstanding shares of Class B Common Stock into Common Stock). Assuming the Offer is fully subscribed, the minimum of 2,162,162 shares that the Company is offering to purchase under the Offer represents approximately 25.8% of the total number of shares of Common Stock issued and outstanding as of May 17, 2024 (assuming no conversion of outstanding shares of Class B Common Stock into Common Stock).

In addition, if more than $2,000 million in value of shares are tendered in the Offer at or below the Purchase Price, the Company reserves the right, in our sole discretion, to accept for purchase at the Purchase Price pursuant to the Offer up to an additional 2% of its outstanding shares without extending the Expiration Time.

If the terms and conditions of the Offer have been satisfied or waived and shares having an aggregate purchase price of less than $2,000 million are validly tendered and not validly withdrawn, we will buy all shares validly tendered and not validly withdrawn.

If the terms and conditions of the Offer have been satisfied or waived and shares validly tendered at or below the Purchase Price, and not validly withdrawn prior to the Expiration Time, would result in an aggregate purchase price of more than $2,000 million, the Company will purchase shares of Common Stock in the following order of priority:

•	First, all shares owned in “odd lots” (less than 100 shares) that have been validly tendered at or below the Purchase Price (and not validly withdrawn prior to the Expiration Time);

•

Second, all other tendered shares (other than conditionally tendered shares for which the condition was not satisfied) validly tendered at or below the Purchase Price (and not validly withdrawn prior to the Expiration Time), on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional shares, until the Company has purchased shares resulting in an aggregate purchase price of $2,000 million; and

•

Third, only if necessary to permit the Company to purchase shares having an aggregate purchase price of $2,000 million, such shares conditionally validly tendered at or below the Purchase Price (and not validly withdrawn prior to the Expiration Time) for which the condition was not initially satisfied, to the extent feasible, by random lot (to be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares).

If any tendered shares are not purchased, or if less than all shares evidenced by a stockholder’s certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of the Offer or the valid withdrawal of the shares, or, in the case of shares tendered by book-entry transfer at DTC, the shares will be credited to the appropriate account maintained by the tendering stockholder at DTC, in each case at the Company’s expense.

Stockholders wishing to tender their shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal. Stockholders wishing to tender their shares but who are unable to deliver them physically or by book-entry transfer prior to the Expiration Time, or who are unable to make delivery of all required documents to the Depositary prior to the Expiration Time, may tender their shares by complying with the procedures set forth in Section 3 of the Offer to Purchase for tendering by Notice of Guaranteed Delivery. The proration period is the period for accepting shares on a pro rata basis in the event that the Offer is oversubscribed. The proration period will expire at the Expiration Time.

For purposes of the Offer, the Company will be deemed to have accepted for payment, subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, shares that are validly tendered at or below the Purchase Price and not validly withdrawn, only when, as and if the Company gives oral or written notice to Equiniti Trust Company, LLC (the “Depositary”) of its acceptance of the shares for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, the Company will accept for payment and pay the Purchase Price per share for all of the shares accepted for payment pursuant to the Offer promptly after the Expiration Time. In all cases, payment for shares tendered and accepted for payment pursuant to the Offer will be made promptly, taking into account any time necessary to determine any proration, but only after timely receipt by the Depositary of (1) certificates for shares, or a timely book-entry confirmation of the deposit of shares into the Depositary’s account at DTC, (2) a validly completed and duly executed Letter of Transmittal including any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message, and (3) any other required documents.

The Company expressly reserves the right, in its sole discretion and subject to applicable law, at any time and from time to time, and regardless of whether or not any of the conditions to the Offer set forth in Section 7 of the Offer to Purchase have occurred or are deemed by the Company to have occurred, to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled Expiration Time. In the event of an extension, the term “Expiration Time” will refer to the latest time and date at which the Offer, as extended by the Company, will expire. During any such extension, all shares previously tendered and not validly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s shares.

The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and reject for payment and not pay for any shares not theretofore accepted for payment or paid for, subject to applicable law, or to postpone payment for shares, upon the occurrence of any of the conditions to the Offer specified in Section 7 of the Offer to Purchase, by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. The Company’s reservation of the right to delay payment for shares that it has accepted for payment is limited by Rule 13e-4(f)(5) and Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires that the Company must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of the Offer.

Shares tendered in the Offer may be withdrawn at any time prior to the Expiration Time. In addition, unless the Company has already accepted such tendered shares for payment, stockholders may withdraw their tendered shares at any time after the end of the day, 12:00 midnight, New York City time, on July 17, 2024, the 40th business day following the commencement of the Offer. Except as otherwise provided in the Offer to Purchase, tenders of shares pursuant to the Offer are irrevocable. For a withdrawal to be effective, a written or facsimile notice of withdrawal must be received in a timely manner by the Depositary at its address set forth on the back cover page of the Offer to Purchase, and any notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn, the price at which such shares were tendered, if an Auction Tender is being withdrawn, and the name of the registered holder of the shares to be withdrawn, if different from the person who tendered the shares.

A stockholder who has tendered shares at more than one price must complete a separate notice of withdrawal for shares tendered at each price. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of those certificates, the tendering stockholder also must submit the serial numbers shown on those particular certificates for shares to be withdrawn and, unless an Eligible Institution (as defined in the Offer to Purchase) has tendered those shares, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If shares have been tendered pursuant to the procedures for book-entry transfer described in Section 3 of the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures.

All questions as to the form and validity, including the time of receipt, of any notice of withdrawal will be determined by the Company, in its sole discretion, and will be final and binding on all parties absent a finding to the contrary by a court of competent jurisdiction. The Company reserves the absolute right to waive any defect or irregularity in the notice of withdrawal or method of withdrawal of shares by any stockholder, whether or not the Company waives similar defects or irregularities in the case of any other stockholder. None of the Company, the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of them incur liability for failure to give any such notice.

Generally, U.S. stockholders will be subject to U.S. federal income taxation when they receive cash from the Company in exchange for the shares they tender. Their receipt of cash for tendered shares will generally be treated as either (1) consideration received in a sale or exchange or (2) a distribution with respect to such shares. All stockholders should read carefully the Offer to Purchase for additional information regarding certain tax issues and should consult their own tax advisor regarding the tax consequences of the Offer.

The Offer to Purchase and the Letter of Transmittal contain important information that stockholders should read carefully before they make any decision with respect to the Offer.

The information required to be disclosed by Rule 13e-4(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Please direct any questions or requests for assistance to Innisfree M&A Incorporated (the “Information Agent”) at its telephone numbers and addresses set forth below. Please direct requests for copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone numbers and address set forth below. The Information Agent will promptly furnish to stockholders additional copies of these materials at the Company’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Depositary for the Offer is:

Equiniti Trust Company, LLC

by hand, express mail, courier or other expedited service:	by mail:

Equiniti Trust Company, LLC 55 Challenger Road Suite # 200 Ridgefield Park, New Jersey 07660 Attn: Reorganization Department	Equiniti Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 525 Ridgefield Park, New Jersey 07660

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders call toll-free: 1-877-456-3507

Banks and Brokers call collect: 1-212-750-5833

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